Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

RANDGOLD ADVANCES TARGETS IN CDI AS TONGON GETS BACK TO WORK

Abidjan, Côte d’Ivoire, 25 October 2018 – Operations at Randgold Resources’ Tongon gold mine have returned to normal after a protracted illegal strike and it looks set to achieve its revised production target for 2018 of 230 000oz, chief executive Mark Bristow said today.

The mine has also resumed dividend payments and recently recorded 5 million working hours without a lost time injury.

Speaking to local media, Bristow said the end of the strike was achieved in partnership with Randgold’s in-country stakeholders, notably the government and local authorities but also the company’s community and contractors.

“The experience has reinforced not only this partnership but also Randgold’s long term commitment to Côte d’Ivoire, and we are continuing to build our exploration portfolio in the country. At the same time, we continue to hunt for near-mine replacement ounces to extend Tongon’s life,” he said.

Bristow said exploration has extended the strikes at the advanced Djinni and Mercator targets and delineated continuous mineralisation and alteration along the Badenou corridor between the two targets which are within trucking distance of the mine. The latest results highlight the prospectivity of the Badenou Trend, and of Côte d’Ivoire in general.

At the Fonondara target, an infill drilling programme to increase resolution in the high grade zones in the main target is under way, while 12 strong new targets have been generated along the 45 kilometre Fonondara structure. A similar target generation exercise has been completed at Mankono where new soil geochemistry results have also identified a 6.5km long +50ppb soil anomaly at Bafretou.

He said the government’s recent elevation of its mining portfolio to full ministry status was an encouraging sign of the growing importance it attaches to this industry. In partnership with the new Ministry of Mines and joint venture partner Newcrest, Randgold is leading a regional exploration initiative designed to enhance geological datasets over areas of interest in underexplored parts of the country. The joint venture will have first pick of any targets delivered by this process, with government retaining the rest to attract other investors.

“Randgold’s proposed merger with Barrick will bring what will be the world’s largest gold mining company to Côte d’Ivoire, which augurs well for the country and the industry,” he said.

ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Financial Director Graham Shuttleworth +44 779 771 1338	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.